
Mail Stop 4628

October 25, 2018

Via E-mail
Arkady Volozh
Chief Executive Officer
Yandex N.V.
Schiphol Boulevard 165
Schiphol 1118 BG, The Netherlands

> **Re: Yandex N.V.**
> **20-F Fiscal Year Ended December 31, 2017**
> **Filed March 27, 2018**
> **File No. 1-35173**

Dear Mr. Volozh:

We refer you to our comment letter dated September 25, 2018, regarding business contacts with North Korea, Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance

        Roman Krupenin
        Legal Counsel
        Yandex N.V.

        Timothy J. Corbett
        Morgan, Lewis & Bockius UK LLP